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April 13, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity California Municipal Trust II (the "Trust")

Fidelity California AMT Tax-Fee Money Market Fund (the "Fund")

File Nos. 033-42890 and 811-06397

Post-Effective Amendment No. 30

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Fund in connection with Post-Effective Amendment No. 30 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which relates to the registration of Institutional Class and Service Class shares of the Fund and which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Fund's investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson

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